Contact

www.linkedin.com/in/
andreascalianos (LinkedIn)
web.mit.edu/cre/ (Other)

Top Skills

Climate Change Adaptation
Climate Change Mitigation
Organizational Leadership

Publications

U.S. is Now in Recession

Five Principles: The Role of Real
Estate Strategy

Risk in Money Market Funds is
Unacceptable

Obama, Take 2

Manifesting the Corporate Soul

Andreas Calianos

Chief Executive Officer at eAmbient
Boston, Massachusetts, United States

Summary

Over his 30+year career, Andreas has served as strategic adviser
to global institutional investors investing in Private Equity and Hard
Assets including, endowments, foundations, pension funds, insurers
and family offices.

Andreas graduated Boston College with a dual major in Computer
Sciences and Biology. He was a lectuter in the graduate program
at the Massachusetts Institute of Technology Center for Real
Estate and is currently Adjunct Professor in the Department of
Civil Engineering and the Institute for Nanotechnology and Water
Sustainability College of Science, Engineering and Technology at
UNISA.

Andreas also served as a member of the Editorial Board of the
Journal of Alternative Investments.

Specialties: Organizational leadership, ClimateTech, CleanTech,
green buildings, Indoor Air Quality (IAQ), greenhouse gas
(GHG) emissions, climate change mitigation, building moisture
management, intellectual property and patents, Private Equity, global
capital markets, quantitative solutions, real-world risk management,
investment strategy.
Twitter: @ACalianos

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Experience

eAmbient, Inc.
Chief Executive Officer
December 2021 - Present (2 years)
Greater Boston

Dry is Cool. https://www.e-amb.com/

DriWay Technologies

1 year 7 months

Chief Executive Officer
February 2021 - December 2021 (11 months)
London/New York

Global Head of Sales
October 2020 - February 2021 (5 months)
New York, New York, United States

U.S. Head of Institutional Sales
June 2020 - October 2020 (5 months)
New York City Metropolitan Area

Essential environmental technologies and health metrics for Commercial Real Estate Portfolios.

Skepticus INC
Chief Investment Officer for Global Family Offices, Endowments and Foundations.
September 2017 - October 2020 (3 years 2 months)
New York

Outsourced Real Estate, Alts and PE specialist.

Macquarie Group
Divisional Director
September 2015 - September 2017 (2 years 1 month)
125 W55th NYC

Divisional Director within Macquarie Infrastructure and Real Assets Division (MIRA). Responsible for U.S. RE.

Dome Equities, LLC
Partner and Chief Investment Officer
September 2011 - May 2015 (3 years 9 months)
400 Park Avenue, New York, NY 10022

Partner and Chief Investment Officer of Dome Equities, a national private equity real estate investment firm specializing in value-add strategies.

Commonfund
Managing Director
August 2008 - July 2011 (3 years)
Wilton, CT

Oversaw creation of new real estate investment programs globally and new business development in China on behalf of U.S. endowments and foundations.

Behavioral Capital LLC
President
January 2004 - August 2008 (4 years 8 months)

Quantitative absolute return investment management company.

Real Estate Consulting Alliance, Inc.
President and Founder
January 1990 - January 2004 (14 years 1 month)

Institutional real estate strategy and risk consultancy serving pension fund advisors, insurance companies and REITs.

Highland Capital
Partner, Private Equity
February 1988 - January 1990 (2 years)

Real Estate PE. Purchased distressed assets from FSLIC and RTC.

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Education

Boston College
BS, Biology and Computer Science · (1981 - 1985)

Worcester Academy
 · (1977 - 1981)